Exhibit 1.01
CONFLICT MINERALS REPORT
For The Year Ended December 31, 2014
Introduction
This Conflict Minerals Report (“Report”) of Quidel Corporation (“Quidel”, “we”, “our” or “us”) for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”).  Numerous terms in this Report are defined in Item 1.01 of Form SD promulgated under the Rule, and the reader is referred to Form SD and Release No. 34-67716 issued by the Securities and Exchange Commission (“SEC”) on August 22, 2012 for such definitions.
Company Overview
Quidel’s products are marketed under the QuickVue®, D3® Direct Detection and Thyretain® leading brand names, as well as under Sofia®, Virena®, AmpliVue®, Solana™ and Lyra® brands. Quidel's products aid in the detection and diagnosis of many critical diseases and conditions. Quidel’s principal executive offices are located at 12544 High Bluff Dr., Suite 200, San Diego, CA 92130.
Country of Origin Inquiry
Quidel has conducted a country of origin inquiry (“RCOI”) that was designed to determine whether any Conflict Minerals in Quidel’s products originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively defined as the “Covered Countries”) or were from recycled or scrap sources through use of the standard Conflict Minerals Reporting Template developed jointly by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI) (the “Template”).  We launched our RCOI survey to relevant suppliers in February 2015. “Conflict Minerals” are defined in Form SD as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten.
Description of Quidel’s Products Covered by this Report
This Report relates to Quidel products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by Quidel; and (iii) for which the manufacture was completed during calendar year 2014. During this reporting period, we identified that our Sofia®, Virena®, AmpliVue®, and Solana™ equipment and QuickVue® iFOB products that include test strips that we manufactured or contracted to manufacture may contain Conflict Minerals that are necessary to the functionality of the products.

Quidel’s supply chain is complex and there are many third parties in the supply chain between the ultimate manufacture of Quidel products and the original sources of Conflict Minerals. In this regard, Quidel does not purchase Conflict Minerals directly from mines, smelters or refiners. Quidel must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are contained in Quidel products. Moreover, Quidel believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals, and therefore has taken steps to identify the applicable smelters and refiners of Conflict Minerals in Quidel’s supply chain.
Due Diligence
Our due diligence processes and efforts have been designed to conform, in all material respects, with the five-step framework recommended by the Second Edition of The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten. Quidel exercised due diligence on the source and chain of custody of the Conflict Minerals.

(1)	Establish Strong Management Systems

Conflict Minerals Compliance Team
We have established a team comprised of representatives from our Operations, Supply Chain management, Finance, and Legal departments to review the Rule, the adopting release associated with the Rule and the related FAQs and published by the SEC staff. To date, we have focused our efforts on implementation of our processes to communicate with suppliers and record and store responses to our RCOI inquiries. The team established a compliance process consistent with the OECD due diligence framework and put into place an appropriate process to facilitate future compliance.
Policy
In 2014, we adopted a policy on Conflict Minerals, which is posted on our website at quidel.com through the “Investor Relations” link under the heading “Corporate Governance.” Our policy includes principles that we expect all of our suppliers to prohibit human rights abuses and unethical practices; source materials from socially responsible suppliers and sub-suppliers in pursuit of conflict free supply chains; abide by applicable legal standards and requirements; and cooperate with us as necessary for us to meet our disclosure requirements.
System of Controls and Transparency over Supply Chain

We continue to try to identify upstream actors in our supply chain through the utilization of the Template. Using the Template facilitates the gathering of information about our supply chain regarding mineral country of origin and smelters and refiners being utilized as well as the identification of new smelters and refiners.

Supplier Engagement

We have trained our relevant purchasing agents and/or supplier representatives in order to conduct outreach and training (through reference to relevant industry guidance provided by organizations such as CFSI), and we have established an internal system to analyze and follow-up on supplier responses to our RCOI.

Grievance Mechanism

We provide an ethics hotline to report any concerns about violations of Quidel’s Code of Conduct, which provides a mechanism for escalating any issues and concerns, including those related to Conflict Minerals.

Maintain Records

We have established a due diligence compliance process and retain documentation in accordance with record retention requirements to ensure the retaining of relevant documentation.

(2)	Identify and Assess Risk in the Supply Chain

We sought to identify and assess risks in the supply chain, including adopting processes to identify whether Conflict Minerals “necessary to the functionality of the products” have been identified and to implement processes to collect, review, and record data from suppliers and follow up with suppliers regarding source information. We also engaged in further communication with, and evaluation of, suppliers who were identified as risks through our inquiries, including review of documents submitted to us, such as vendor sourcing policies and other material and considered appropriate risk mitigation practices. We compared samples of smelters and refiners identified by the supply chain survey against the list of facilities that have received a conflict free designation from the CFSI.

(3)	Design and Implement a Strategy to Respond to Identified Risks

If, based on red flags that are identified, we determine that there is a reasonable risk that a supplier is sourcing Conflict Minerals that are directly or indirectly financing or benefiting armed groups, we will enforce our Conflict Minerals Policy and encourage suppliers to comply with our policy.

(4)	Third Party Audit

We do not have a direct relationship with Conflict Minerals smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain with Conflict Minerals. However, we do rely upon the industry (for example, EICC and CFSI) efforts to influence smelters and refiners to get audited and certified through CFSI’s Conflict-Free Smelter (“CFS”) program.

(5)	Reporting

We filed Form SD and this Report with the SEC and have made this Report available on our website at quidel.com through the “Investor Relations” link under the heading “Corporate Governance.” The content of any website referred to in this Report is included for general information only and is not incorporated by reference in this Report.
Due Diligence Results

As a result of our RCOI, we surveyed the 9 pertinent suppliers that supplied products or components thereof that we believed were reasonably likely to contain Conflict Minerals; each of these suppliers provided Templates to us. These suppliers identified the names of hundreds of smelters and refiners, many of which were CFSI identified smelters or refineries and some of which were certified by the CFSI’s Conflict-Free Smelter Program (the “CFSP”). However, since our suppliers generally did not provide adequate information at a product or component level on what was supplied to us, we were unable to determine whether any of the Conflict Minerals reported by the suppliers were contained in components or parts supplied to us or to validate that any of these smelters or refiners are actually in our supply chain. As such, we have no reasonable basis on which to describe the facilities used to process the Conflict Minerals in our products.

Limitations

As a downstream purchaser of Conflict Minerals, our due diligence measures cannot provide absolute assurance regarding the source and chain of custody of the necessary Conflict Minerals.  Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary Conflict Minerals.

A number of factors could introduce errors or otherwise affect our determinations, including, but not limited to, gaps in supplier data, gaps in smelter data, errors or omissions by suppliers, errors or omissions by smelters, confusion over requirements of SEC final rules, gaps in supplier education and knowledge, timeliness of data, public information not discovered during a reasonable search, errors in public data, language barriers and translation, supplier and smelter unfamiliarity with the protocol due to this being the second year for SEC disclosures for Conflict Materials, oversights or errors in conflict free smelter audits, DRC sourced materials being declared secondary materials, certification programs are not equally advanced for all industry segments and metals, and smuggling of DRC Conflict Minerals to countries beyond the Covered Countries.

Independent Private Sector Audit

For calendar year 2014, in accordance with SEC rules and related guidance, an independent private sector audit of this Report was not required. Accordingly, we did not obtain an independent private sector audit of this Report.
Future Steps

We have continued to engage with our suppliers to obtain information on the source and chain of custody of Conflict Minerals in our supply chain to improve the completeness and accuracy of the information provided to us. We also intend to continue to encourage suppliers to implement responsible sourcing and to have them encourage smelters and refiners to obtain a “conflict-free” designation from an independent, third-party auditor.

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